

October 4, 2010

Mr. David (Dadi) Avner
Chief Financial Officer
Inksure Technologies Inc.
P.O. Box 7006
Audubon, PA 19407

     Re: **Inksure Technologies Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
               File No. 000-24431

Dear Mr. Avner:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 26

1.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the correct definition of "disclosure controls and procedures." In this regard, please confirm to us that your disclosure controls and procedures are effective, as defined in Rule 13a-15(e) of the Exchange Act. Additionally, please revise future filings to include the correct definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective, or not effective, without defining them.

Consolidated Financial Statements, page F-1

Statements of Changes in Stockholders' Deficiency, page F-5

2.   Please explain to us what is meant by the line item "initial adoption of ASC 815-40-15 warrants to issue shares," the warrant transaction to which it refers, and how you accounted for this item.

Exhibit 23.1

3.   It appears that the consent from your independent registered public accounting firm is dated prior to the date of the audit report it references. Please advise or revise.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 1. Financial Statements, page 3

Note 3. Debt Restructuring and Closing of Private Placement, page 6

4.   Please provide us with your analysis, including journal entries, of the transactions whereby you paid $3,000,000 to retire the $6,881,080 in convertible notes. Additionally, please tell us:
   - How the $2,000,000 paid by the group of investors was reflected in your balance sheet at June 30, 2010 and your statements of cash flows for the six-month period ended June 30, 2010.
   - What was exchanged with the investors for their $2,000,000 investment and whether or not these individuals were related parties;
   - How the gain on debt restructuring was calculated;
   - How you accounted for the amendment of the Series A warrants whereby "warrants issued in the name of one of the Noteholders, which were exercisable for an aggregate of 3,570,337 shares of our common stock at an exercise price of $0.60 per share, were amended, such that they may be exercised for an aggregate of 2,183,000 shares of our common stock at an exercise price of $0.15 per share;" and
   - If and how the two non-cash transactions appearing on your statements of cash flows are related to the debt restructuring transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief